SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

            Certification and Notice of Termination of Registration
                 under Section 12(g) of the Securities Exchange
               Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                        Securities Exchange Act of 1934

                         Commission File Number 0-6983


       Comcast Holdings Corporation (formerly named Comcast Corporation)
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             (Exact name of registrant as specified in its charter)

                       1500 Market Street (215) 665-1700
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                Class A Common Stock, par value $1.00 per share
            Class A Special Common Stock, par value $1.00 per share

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            (Title of each class of securities covered by this Form)

                2% Exchangeable Subordinated Debentures due 2029
                10 5/8% Senior Subordinated Debentures due 2012
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [x]              Rule 12h-3(b)(1)(i)     [x]
         Rule 12g-4(a)(1)(ii)   [ ]              Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]              Rule 12h-3(b)(2)(i)     [ ]
         Rule 12g-4(a)(2)(ii)   [ ]              Rule 12h-3(b)(2)(ii)    [ ]
                                                 Rule 15d-6              [ ]


         Approximate number of holders of record as of the certification or
notice date:   two
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Comcast Holdings Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 18, 2002
                                             COMCAST HOLDINGS CORPORATION



                                             By: /s/ Arthur R. Block
                                                 -------------------------------
                                                 Name:  Arthur R. Block
                                                 Title: Senior Vice President